Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 01/02/2008

To: All Canadian Securities Regulatory Authorities

Subject: NORTHGATE MINERALS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	04/03/2008
Record Date for Voting (if applicable) :	04/03/2008
Meeting Date :	02/05/2008
Meeting Location (if available) :	TSX Broadcast Centre, Gallery Room The Exchange Tower, 130 King St. West Toronto, ON M4X 1J2

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	666416102	CA6664161024

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for NORTHGATE MINERALS CORPORATION